Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 1

(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the prospectus dated July 16, 2026 (the “Prospectus”) relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the “Company,” “we,” “us,” or “our”) by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2026 (the “July 8-K”), which reports the closing of a senior secured loan and mezzanine loan refinancing of the Company’s Block 40 / 1818 Park property, a $5.0 million secured convertible note financing, and the initial funding under a related convertible note investment in connection with the HOPCo transaction. Accordingly, we have attached the July 8-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Our common stock has a multi-class voting structure. Each share of our Series B Preferred Stock is entitled to 50 votes on any matter brought before the voting shareholders of the Company, while each share of common stock is entitled to one vote. As a result, the holder of Series B Preferred Stock (currently Forfront Capital, LLC, an affiliate) controls the majority of the total voting power of the Company. This voting control is further reinforced by a Voting Agreement dated August 25, 2025, under which Forfront Capital, LLC has agreed to vote its Series B Preferred Stock in accordance with the direction of a majority vote of the Company’s founders (Vincent Napolitano, Shaun Quin, and Glen Steward), with the Company’s President holding an irrevocable proxy to vote the shares in accordance with the founders’ direction. This structure may limit the ability of holders of common stock to influence corporate matters.

We have a multi-class voting structure under which our Founders and affiliates collectively control approximately 87% of the total voting power of the Company. As a result, we would qualify as a “controlled company” under the rules of a national securities exchange or other eligible market if our common stock were to become listed or quoted on such market and applicable ownership thresholds were satisfied. We do not currently satisfy the listing standards of any national securities exchange, and there can be no assurance that our common stock will ever be listed on a national securities exchange or quoted on another eligible market. See “Potential Implications of Controlled Company Status” and “Description of Capital Stock” in the Prospectus, as well as “Risk Factors – Our potential controlled company status and the concentration of voting power among our Founders could limit your ability to influence corporate matters” for a more detailed discussion of our governance structure and the implications of concentrated voting control.

The selling stockholders will offer and sell the shares at a fixed price of $3.00 per share while our common stock continues to trade on the OTCID Market. In the event that our common stock were to become listed on a national securities exchange or becomes eligible for quotation on the OTCQB or OTCQX, the selling stockholders may sell shares at prevailing market prices, prices related to prevailing market prices, or negotiated prices, subject to applicable securities laws and market availability. See “Plan of Distribution” in the Prospectus for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of these shares by the selling stockholders. However, we may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock is currently quoted on the OTCID Market operated by OTC Markets Group Inc. under the symbol “SWRD.” On July 14, 2026, the closing price of our common stock on the OTCID Market was $3.00 per share. Our common stock is currently very thinly traded, and an active, liquid trading market for our securities does not currently exist. As a result, investors purchasing shares in this offering may be unable to resell their shares at or near the offering price, or at all. This offering will proceed regardless of whether any such listing or quotation is obtained.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is July 31, 2026.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 24, 2026

Stewards, Inc.
(Exact name of registrant as specified in its charter)

Nevada	333-291586	88-0436017
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 1.833.328.6477

________________________________________________ (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      [ ]

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Item 1.01 Entry into a Material Definitive Agreement.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
Item 3.02 Unregistered Sales of Equity Securities.

On July 24, 2026, subsidiaries of Stewards, Inc. (the “Company”) closed a senior secured loan and a mezzanine loan in connection with the refinancing of the Company’s multifamily property commonly known as Block 40 / 1818 Park, located at 1818 Hollywood Boulevard, Hollywood, Florida (the “Property”).

On or about July 27, 2026, the Company also closed a $5.0 million secured convertible note financing and funded the initial tranche of a related convertible note investment in connection with the HOPCo transaction.

Senior Loan ($69.0 million)

Block 40 Property, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“Mortgage Borrower”), entered into a Loan Agreement dated as of July 24, 2026 (the “Senior Loan Agreement”) with VMC CRE Master Lending Upper REIT LLC (the “Senior Lender”), pursuant to which the Senior Lender made a senior loan in the principal amount of $69,000,000 (the “Senior Loan”).

The Senior Loan is evidenced by an Amended and Restated Promissory Note dated July 24, 2026 in the principal amount of $69,000,000 and is secured by, among other things, an Amended and Restated Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Financing Statement and Notice of Future Advance encumbering the Property, together with related security documents.

Documentary stamp taxes required under Florida law were previously paid in connection with the prior indebtedness. The Senior Note evidences a renewal, amendment and restatement of such prior indebtedness, with no new obligors and no additional principal advanced. No additional Florida documentary stamp tax is due pursuant to Section 201.09, Florida Statutes.

Key material terms include interest at Term SOFR plus a margin of 350 basis points (3.50%) (subject to floors); provided, however, that from and after the Margin Change Date, the Term SOFR Margin shall be reduced to 300 basis points (3.00%), original maturity of August 7, 2028 with three successive one-year extension options, 1.00% origination and exit fees, customary cash-management and SPE covenants, and limited-recourse carve-outs supported by guaranties from the Company and certain of its affiliates, including Shaun A. Quin (Chief Executive Officer), Glen Steward (Chairman of the Board), and Stewards International.

Mezzanine Loan ($10.0 million)

Simultaneously, Block 40 Holdco LLC, a Delaware limited liability company (“Mezzanine Borrower”), entered into a Mezzanine Loan Agreement dated as of July 24, 2026 (the “Mezzanine Loan Agreement”) with 1818 Mezz Lender LLC (the “Mezzanine Lender”), pursuant to which the Mezzanine Lender made a mezzanine loan in the principal amount of up to $10,000,000 (the “Mezzanine Loan”).

The Mezzanine Loan is evidenced by a Mezzanine Promissory Note and is secured by a first-priority Pledge and Security Agreement pledging 100% of the limited liability company interests in Mortgage Borrower, together with related collateral assignments and UCC filings.

Key material terms include interest at Term SOFR plus 12.00% (floor 14.50%) until the Margin Change Date, thereafter Term SOFR plus 10.50% (floor 14.00%), original maturity of August 7, 2028 with three successive one-year extension options (subject to parallel Senior Loan extension, LTV and debt-yield tests), 1.00% origination and exit fees, an Interest and Carry Reserve, and guaranties from the Company and certain of its affiliates, including Shaun A. Quin, Glen Steward, and Stewards International, covering limited-recourse carve-outs, carry costs/debt service, and a limited payment guaranty capped at $19,750,000. The Senior Lender and Mezzanine Lender are parties to an Intercreditor Agreement.

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$5.0 Million Secured Convertible Note Financing

On or about July 27, 2026, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with three accredited investors pursuant to which the Company issued and sold Secured Convertible Promissory Notes in the aggregate principal amount of $5,000,000 (the “Convertible Notes”) and accompanying Common Stock Purchase Warrants (the “Warrants”).

Key material terms of the Convertible Notes include:

▪  Principal amount: $5,000,000 in the aggregate.

▪  Interest: 15% per annum, computed on a 365-day year.

▪  Maturity: 180 days after issuance.

▪  Automatic conversion on the Maturity Date of outstanding principal plus accrued interest into shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at a conversion price of $3.00 per share. Any conversion prior to maturity requires the Company’s prior written consent. Cash repayment in lieu of conversion also requires the Company’s prior written agreement.

▪  Prepayable at any time without premium or penalty upon 15 days’ notice.

▪  Events of Default include non-payment (5-business-day cure), bankruptcy, material breach (30-day cure), and cessation of ordinary-course business; default interest increases to 18%.

▪  Full recourse; secured by a first-priority security interest.

The Convertible Notes are secured by a Security Agreement dated as of the same date granting the investors a continuing first-priority security interest in substantially all of the Company’s personal property (Accounts, Chattel Paper, Deposit Accounts, Equipment, Inventory, General Intangibles (including intellectual property and customer lists), Instruments, Investment Property, and all proceeds and products thereof).

Each Warrant entitles the holder to purchase a number of shares of Common Stock equal to the principal amount of the related Convertible Note divided by $3.00 (aggregate 1,666,665 shares), at an exercise price of $3.00 per share, for a term of five years from issuance. Cashless exercise is prohibited.

The Convertible Notes and Warrants were issued in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder, solely to accredited investors. The securities are subject to customary transfer restrictions.

Proceeds are to be used to fund payments under the promissory note issued in connection with the HOPCo acquisition pursuant to the Letter of Intent dated June 2, 2026, and for general corporate purposes.

HOPCo Convertible Note (First Tranche Funding)

On or about July 27, 2026, HOPCo Intermediate Holdings II, Inc., a Delaware corporation (“HOPCo Issuer”), issued a Convertible Promissory Note (the “HOPCo Note”) to the Company in an Available Amount of up to $25,000,000.

Key material terms include:

▪  Initial funding of at least $5,000,000 on the Closing Date, with the balance of the Available Amount to be funded on or prior to August 31, 2026.

▪  Interest: 8% per annum, paid-in-kind (PIK) annually and compounding.

▪  Maturity: July 27, 2031.

▪  If an Equity Closing (Company or affiliate investment of at least $205,000,000 in Class A2 Units of HOPCo Group Holdings, L.P.) does not occur on or prior to October 31, 2026, the HOPCo Note automatically converts into Class A2 Units of HOPCo Group Holdings, L.P. at a Conversion Price based on a 20× Adjusted EBITDA enterprise value for the trailing twelve-month period ended August 31, 2026 (subject to confirmation by an independent valuation firm).

▪  Upon an Equity Closing, the then-outstanding Repayment Amount is repaid in full (or may be netted against the equity purchase price by mutual agreement).

▪  Structurally subordinated to senior secured debt of the HOPCo Issuer and its subsidiaries.

▪  Unconditionally guaranteed by HOPCo Group Holdings, L.P.

The descriptions of the Senior Loan Agreement, Mezzanine Loan Agreement, Note Purchase Agreement, Convertible Notes, Security Agreement, Warrants, HOPCo Note, and related documents are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Secured Convertible Promissory Note
4.2	Form of Common Stock Purchase Warrant
10.1	Loan Agreement, dated as of July 24, 2026, by and between Block 40 Property, LLC and VMC CRE Master Lending Upper REIT LLC
10.2	Amended and Restated Promissory Note, dated July 24, 2026, made by Block 40 Property, LLC in favor of VMC CRE Master Lending Upper REIT LLC
10.3	Amended and Restated Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Financing Statement and Notice of Future Advance, dated July 24, 2026
10.4	Assignment of Leases and Rents (Senior)
10.5	Mezzanine Loan Agreement, dated as of July 24, 2026, by and between Block 40 Holdco LLC and 1818 Mezz Lender LLC
10.6	Mezzanine Promissory Note, dated July 24, 2026, made by Block 40 Holdco LLC in favor of 1818 Mezz Lender LLC
10.7	Pledge and Security Agreement, dated as of July 24, 2026, by Block 40 Holdco LLC in favor of 1818 Mezz Lender LLC
10.8	Mezzanine Limited Guaranty, dated as of July 24, 2026
10.9	Mezzanine Guaranty of Carry Costs and Debt Service, dated as of July 24, 2026
10.10	Mezzanine Limited Payment Guaranty, dated as of July 24, 2026
10.11	Mezzanine Hazardous Materials Indemnity Agreement, dated as of July 24, 2026
10.12	Collateral Assignment of Interest Rate Cap Agreement (Mezzanine), dated as of July 24, 2026
10.13	Mezzanine Subordination of Management Agreement, dated as of July 24, 2026
10.14	Mezzanine Subordination of Asset Management Agreement, dated as of July 24, 2026
10.15	Acknowledgement and Consent (Mortgage Borrower), dated as of July 24, 2026
10.16	Note Purchase Agreement, dated as of July 27, 2026, by and among Stewards, Inc. and the Investors named therein
10.17	Security Agreement, dated as of July 27, 2026, by and between Stewards, Inc. and the Secured Parties named therein
10.18	Convertible Promissory Note, dated as of July 27, 2026, made by HOPCo Intermediate Holdings II, Inc. in favor of Stewards, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stewards, Inc.

/s/ Katuischia Murless

Katuischia Murless
Chief Financial Officer

Date July 30, 2026

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